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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Hudson, Jr., William J		Keithley Instruments, Inc. KEI
	410 Laurel Drive	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			March 13, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Hershey, PA 17033-2627 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares													15,000		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Stock Option		$17.78125		2/12/00

	Common Stock Option		$36.85		2/17/01

	Common Stock Option		$19.23		2/16/02

	Common Stock Option		$10.70		2/15/03

	Phantom Stock Units		$4.219		7/19/99

	Phantom Stock Units		$7.00		9/14/99

	Phantom Stock Units		$10.00		12/6/99

	Phantom Stock Units		$17.5625		2/14/00

	Phantom Stock Units		$30.3125		5/10/00

	Phantom Stock Units		$55.8125		7/25/00

	Phantom Stock Units		$64.00		9/13/00

	Phantom Stock Units		$47.447		12/11/00

	Phantom Stock Units		$31.70		2/21/01

	Phantom Stock Units		$28.06		5/8/01

	Phantom Stock Units		$18.51		7/23/01

	Phantom Stock Units		$15.72		9/17/01

	Phantom Stock Units		$17.10		12/10/01

	Phantom Stock Units		$19.0971		2/20/02

	Phantom Stock Units		$18.40		5/6/02

	Phantom Stock Units		$14.310		7/22/02

	Phantom Stock Units		$14.940		9/9/02

	Phantom Stock Units		$12.4147		12/6/02

	Phantom Stock Units		$11.25		2/18/03

	Phantom Stock Units		$10.7573		3/10/03

	Phantom Stock Units		$10.17		3/13/03				A			72.00

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	8/13/00	2/12/10		Common Stk	10,000		$ -		10,000		D

	8/18/01	2/17/11		Common Stk	10,000		$ -		10,000		D

	8/17/02	2/16/12		Common Stk	10,000		$ -		10,000		D

	8/16/03	2/15/13		Common Stk	10,000		$ -		10,000		D

	(1)	(1)		Common Stk	833.86		$ -		833.86		D

	(1)	(1)		Common Stk	506.38		$ -		506.38		D

	(1)	(1)		Common Stk	358.38		$ -		358.38		D

	(1)	(1)		Common Stk	205.16		$ -		205.16		D

	(1)	(1)		Common Stk	119.46		$ -		119.46		D

	(1)	(1)		Common Stk	75.17		$ -		75.17		D

	(1)	(1)		Common Stk	55.75		$ -		55.75		D

	(1)	(1)		Common Stk	88.55		$ -		88.55		D

	(1)	(1)		Common Stk	114.26		$ -		114.26		D

	(1)	(1)		Common Stk	150.39		$ -		150.39		D

	(1)	(1)		Common Stk	227.75		$ -		227.75		D

	(1)	(1)		Common Stk	225.85		$ -		225.85		D

	(1)	(1)		Common Stk	247.47		$ -		247.47		D

	(1)	(1)		Common Stk	201.28		$ -		201.28		D

	(1)	(1)		Common Stk	209.78		$ -		209.78		D

	(1)	(1)		Common Stk	321.38		$ -		321.38		D

	(1)	(1)		Common Stk	249.88		$ -		249.88		D

	(1)	(1)		Common Stk	431.70		$ -		431.70		D

	(1)	(1)		Common Stk	478.53		$ -		478.53		D

	(1)	(1)		Common Stk	70.45		$ -		70.45		D

	(1)	(1)		Common Stk	72.00		$ -		72.00		D

Explanation of Responses:

(1) The phantom stock units were accrued under the Keithley Instruments, Inc. Deferred Stock Plan and are to be settled in five installments of common stock upon retirement from the Board of the reporting person.

Mark J. Plush, Attorney-in Fact	3/13/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.